EQ Advisors Trust

1290 Avenue of the Americas

New York, NY 10104

February 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EQ Advisors Trust (CIK#: 0001027263)

Request for Withdrawal of Registration Statement on Form N-14 (File No. 333-252206)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), EQ Advisors Trust (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form N-14 (Accession Number 0001193125-21-011203), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement relates to the proposed “shell” reorganization of a certain series of the EQ Premier VIP Trust (the “VIP Trust”) into a newly-created, corresponding series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on January 19, 2021, and became effective on February 18, 2021, the thirtieth day after filing, pursuant to Rule 488 under the Securities Act.

The Registrant confirms that no securities have been sold in connection with the offering contemplated by the Registration Statement. No filing fee was required or paid in connection with the filing of the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant and the VIP Trust have determined not to proceed at this time with the proposed “shell” reorganization contemplated in the Registration Statement.

If you have any questions regarding this letter, please contact Mark Amorosi from K&L Gates LLP at (202) 778-9351.

Sincerely,

/s/ William MacGregor

William MacGregor
Secretary

cc:	Maureen Kane, Esq.

Kiesha T. Astwood-Smith, Esq.

Victoria Zozulya, Esq.

Equitable Investment Management Group, LLC

Mark C. Amorosi, Esq.

Fatima Sulaiman, Esq.

K&L Gates LLP